116 Huntington Avenue

Boston, MA 02116

October 6, 2009

BY EDGAR AND BY FAX (703) 813-3288

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Robert S. Littlepage, Jr.

Melissa Hauber

Re:	American Tower Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No.: 1-14195

Form 10-Q for Fiscal Quarter Ended June 30, 2009

File No.: 1-14195

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower,” the “Company,” “we,” “us” and, with correlative meaning, “our”), the following responses are provided to the comments submitted to American Tower by the staff of the Commission (the “Staff”) in a letter dated September 9, 2009 (the “Letter”) relating to American Tower’s Annual Report on Form 10-K for the year ended December 31, 2008 (our “Form 10-K”) and Quarterly Report on Form 10-Q for fiscal quarter ended June 30, 2009 (our “Form 10-Q”). The comments submitted also arise out of the Company’s letters dated April 17, 2009 (our “April Response”), May 19, 2009, and July 15, 2009 (our “July Response”), responding to the Staff’s letters dated April 3, 2009, May 5, 2009 and July 1, 2009, respectively. We have restated below in italics each comment from the Letter in the order in which it appeared and have supplied our response to each comment immediately thereafter.

Form l0-K for Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

1.

We note your response to prior comment 3. You state that you utilized approximately 20 years of estimated cash flows in valuing the customer relationship intangible assets. You also state in your response to comment 4 that the number of years utilized in the expected cash flow of your customer base intangible assets is assumed to be limited by the underlying life of the tower asset. It is unclear to us why you believe that the value of these customer-related intangible assets (customer relationships and customer base) is limited by the useful life of the towers. Please tell us why your valuation methodology did not assume a longer period of estimated cash flows. In addition, tell us why you assumed longer periods of cash flows for certain relationships.

RESPONSE:

As described in our July Response, when we value our customer base intangible assets, we generally limit the period of estimated cash flows to the underlying life of the tower asset because we believe the customer base intangible assets, historically acquired in asset acquisitions, are based principally on the contract terms in place at the time of acquisition, taking into consideration estimated renewals. In asset acquisitions, we allocate the purchase price either to property and equipment, the acquired customer base intangible asset or the network location intangible asset, all of which are amortized over a 20 year period.

In contrast, we do not consider the underlying life of the tower asset when we value the customer relationship intangible assets recorded in business combinations such as the SpectraSite acquisition. We believe that there is additional value obtained in a business combination through enhanced customer relationships, larger scale master agreement opportunities, improved market share and enhanced geographic coverage, none of which is necessarily limited by the underlying life of the tower asset.

As noted in the SpectraSite acquisition valuation report, we assumed longer periods of cash flows for certain SpectraSite customer relationships. Longer periods were assumed for two SpectraSite subsidiaries to reflect unique characteristics of their communication sites portfolios and customer relationships, as well as the lack of significant churn, which we expected would significantly enhance their revenue potential. One of those subsidiaries owned a significant number of the communications sites on which a particular customer’s wireless equipment was located, making those sites and our relationship an integral part of that customer’s wireless network. The other subsidiary had contracts in place with average remaining contractual terms exceeding 20 years (whereas our typical contracts have 10 year initial terms and two 5 year renewal options), accordingly representing contractually guaranteed cash flows beyond our typical limitation of 20 years.

Absent extenuating circumstances, such as those described in the preceding paragraph, we have typically limited cash flow projections to 20 years due to the uncertainty involved in reliably projecting cash flows beyond a feasible horizon for the tower antenna delivery system model. Furthermore, as indicated in the valuation report, for those customer relationships where longer periods of cash flows were assumed, over 80% of the overall asset value was attributable to the first 20 years of cash flows. We continue to believe that the assumptions we utilized, which were developed with the assistance of a third party specialist, were reasonable and appropriate. Nevertheless, we have conducted a sensitivity analysis to determine the potential impact of including an additional 20 years of cash flows beyond the period included in the valuation. Keeping the assumptions for discount rate, revenue growth and attrition the same as those used for the initial 20 year period, the amount allocated to customer relationships would have increased by approximately $25 million with a corresponding reduction of goodwill. However, we believe that extending the assumptions beyond the 20 year time horizon would require modification of these assumptions to take into consideration the uncertainty surrounding these additional years. For example, a 1% increase in either the attrition rate or discount rate for the additional 20 year period would reduce the value noted above by $5 million and $6 million, respectively. Accordingly, we do not believe a change in the underlying assumptions used would have yielded amounts that were materially different from those that were recorded at the time of acquisition.

2.

In your response to prior comment 3, you indicate that your acquisition of SpectraSite resulted in a significant amount of goodwill due to synergies, increased market share and scale, combined network coverage and improved financial flexibility. We note your statement in your May 19, 2009 response that you have a highly concentrated customer base with nearly 70% of your revenues and a substantially greater portion of profits derived from six customer relationships. Considering the fact that there are relatively few customers in your industry; it is still unclear to us why you did not allocate a significantly higher value to your customer relationships. In this regard, describe to us in detail each source that contributed to the significant value of goodwill, including your assessment of your opportunities for future growth at the time of the acquisition.

RESPONSE:

As previously disclosed on our Registration Statement on Form S-4/A, filed with the Commission on June 15, 2005, the following is a non-exhaustive list of factors that our board of directors, together with our financial and legal advisors, as well as the stockholders of both SpectraSite and American Tower Corporation, considered in approving the merger. We believe that each factor contributed to the amount of consideration we were willing to pay and ultimately impacted the amount of goodwill recorded:

•	At the time of acquisition, SpectraSite was an industry leader in both revenue and EBITDA growth, and had a leading position in the top 25, 50 and 100 basic trading areas.

•

The enhanced position of the combined company in the wireless communications tower industry due to the increase in the size and quality of the combined company’s U.S. communications tower portfolio and the improved ability of the combined company to satisfy the needs of its wireless carrier customers. Specifically, it was anticipated that the merger would:

•

increase our U.S. tower base by combining our approximately 12,000 towers with SpectraSite’s approximately 8,000 towers within the competitive wireless communications tower industry, resulting in the largest U.S. communications tower portfolio of approximately 20,000 towers;

•

allow us to combine our tower portfolio, which is less concentrated in large metropolitan areas, with SpectraSite’s portfolio, which had greater concentration in the 100 top basic trading area markets, to enable the combined company to address both the network capacity and coverage needs of wireless carrier customers; and

•

provide us with the benefits of SpectraSite’s “in-building” distributed antenna system business, which is a complementary product offering that enables wireless carriers to provide services to customers in large buildings such as shopping malls, hotels and casinos.

•

The expectation that the combined company would be able to achieve improved operational performance compared to either of American Tower or SpectraSite on a standalone basis. In particular, the merger would:

•

offer the combined company the opportunity to achieve significant cost synergies, which we estimated could be up to approximately $30.0 to $35.0 million annually, primarily by reducing the two companies’ expected aggregate standalone selling, general and administrative costs;

•	allow the combined company to operate its U.S. tower portfolio more efficiently by combining the field management of its tower sites in certain markets; and

•	allow the combined company the opportunity to draw the best talent from the employee and managerial pool of the combined company and to identify and apply best practices from both companies.

•	The opportunity to improve expected risk adjusted returns to our stockholders. Specifically, we felt the combination with SpectraSite would:

•	offer us improved financial flexibility as a result of SpectraSite’s lower leverage level and the expected lower aggregate leverage level of the combined company;

•	accelerate our ability to return cash to our stockholders;

•

afford us the opportunity to lower our overall cost of capital as a result of the combined company’s lower overall leverage, improved financial flexibility and greater scale and diversification of asset base; and

•

broaden our potential stockholder base by creating a combined company with a substantially larger equity market capitalization, and one of the largest focused on the U.S. wireless communications business, which may be attractive to a broader pool of potential investors.

Based on these sources, we believe that the amount of goodwill, which includes the value of the assembled workforce, recorded in connection with the acquisition of SpectraSite was appropriate, and note that, in a comparably sized January 2007 acquisition in our industry, a proportionately similar amount of goodwill resulted. We believe that our valuation of the acquisition and related goodwill has since been validated by our ensuing positive financial performance and growth, and the capital market’s continuing recognition of market capitalization of more than four times our net book value. We have operated the combined business for a number of years and nothing has come to our attention that would subsequently lead us to believe other assets may have been acquired which were not identified and valued properly at the time of the acquisition.

We believe that we followed the requirements of SFAS 141 for identifying the assets and liabilities acquired, valuing these items and allocating the consideration paid for the SpectraSite acquisition. For example, we engaged a third party valuation specialist to assist us in allocating the purchase price to the assets acquired, and took into consideration all of SpectraSite’s revenue sources, including revenue we were projecting from new customers, which was captured in the network location intangible asset. In accordance with paragraph 43 of SFAS 141, the excess of the consideration paid to acquire SpectraSite over the net amounts allocated to the assets acquired and liabilities assumed was recognized as goodwill.

As more fully discussed in the valuation report, the valuation analysis for customer relationships took into account projected operating cash flows, churn rates, and certain other assumptions. We believe that the assumptions and methodology utilized to determine the valuation of the customer relationships acquired in the SpectraSite transaction were reasonable and accurate and, accordingly, did not think it appropriate to allocate a higher value to our customer relationships.

3.	Describe for us the nature of the network location intangible assets recorded in your business combinations. Tell us how you have determined that the excess capacity on the acquired towers meets the recognition criteria of an intangible asset under SFAS 141.

RESPONSE:

The network location intangible assets recorded in our business combinations represent potential incremental revenue growth from leasing excess capacity on acquired towers. Whereas the price we may pay for a tower is influenced by our ability to add new customers or generate additional revenue from existing customers by leasing the excess capacity on the tower, we have valued this element of the tower separately from the structure itself, which has historically been valued using a cost approach. The network location intangible asset is tracked on a tower by tower basis due to its direct relationship with the tower itself. Additionally, we amortize the network location intangible assets over the same period as the corresponding tower assets. We believe that, in accordance with paragraph 39 of SFAS 141, the network location intangible assets meet the criteria of an intangible asset separable from goodwill, as this excess capacity is separable from the acquired entity and can be sold, leased, transferred, licensed or rented to, or exchanged with, third parties.

4.

We note your response to comment 5. In applying SFAS 144, you group your long-lived assets for purposes of recognition and measurement of impairment loss into two groups: your customer related intangible assets and your individual tower and related assets. We also note that you consider the contractual cash flows arising from the acquired customer base and acquired customer relationships to be more overarching in nature and not directly attributable to any specific tower. Therefore, you do not group this intangible asset with individual towers and related assets. In this regard, it is unclear to us how you concluded that you can separately identify cash flows generated from customer related intangible assets and the cash flows generated from the towers. If the cash flows used in each analysis are the same, tell us why that is appropriate given that they are used to support the value of two different assets. It appears to us that the cash flows generated from the intangible asset and the tower are not largely independent. Therefore, it appears that your lowest asset group is each individual tower and the contracts covered by that tower. Please revise or advise, addressing in detail paragraph 10 of SFAS 144.

RESPONSE:

According to paragraph 10 of SFAS 144, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Our cash flows are derived from the contracts we have with our customers, which are managed at a relationship level and not on an individual tower basis. However, these contracts and customer relationships do ultimately result in cash flows and revenues that can be attributed to individual towers. We believe that, with respect to our customer-related intangible assets and our individual tower assets, each lacks dependence relative to the other. This lack of dependence between these asset categories, we believe, is due to our customer-related intangible assets relating primarily to our tower networks and our overall customer support, rather than to our individual tower assets. For example, the loss or deterioration of a particular customer relationship may not necessitate the impairment of a tower or a group of tower sites as there may be other customers currently located on those sites or the potential for another customer to place its equipment on the sites wherein its costs are recovered. Conversely, an individual tower’s impairment may not impact the overall customer relationship.

Therefore, for the majority of our long lived tower and intangible assets, we believe that the review for impairment is best contemplated at a level above that of the individual towers. Given the significant amount of operating cash flows we generate beyond levels needed to support the value of our tower portfolio and related assets, as well as our overall operating performance and lack of churn, there has been no indication of potential impairment on our long lived tower and intangible assets.

However, we believe certain tower and related intangibles should be evaluated separately because we have the ability to track cash flows for our individual tower assets, and can identify indications of potential impairment for certain towers. In reviewing our tower assets for impairment, we review those towers that have nominal or negative cash flows to determine if a potential impairment may exist and would, upon that determination conduct further analysis. Negative cash flows are typically the result of either having no customers on that tower or not having the sufficient revenue generated by the customers to cover the operating costs; therefore, we treat these towers and related network intangible assets as a separate group for impairment testing.

5.	Tell us what you mean by your statement that “we will record an impairment charge on our towers and the related intangible assets.” Please clarify the nature of the related intangible assets that are grouped with the individual towers.

RESPONSE:

Upon the determination that a tower has been impaired, we write-down the tower and related intangible assets. The related intangible assets that are grouped with individual towers when reviewing for impairment are the network location intangible assets. The network location intangible assets, which were described in the “Background” section in our April Response to comment 4 and comment 3 above, represent potential incremental revenue growth from leasing excess capacity on acquired towers and are tracked on an individual tower basis as they are considered to be closely related to individual towers.

Form 10-Q for Fiscal Year Ended June 30, 2009

Note 11. Business Acquisition, page 17

6.	Based on your disclosure in the table at page 7, it appears that you recorded customer relationships of $24.7m associated with your acquisition of XCEL as “acquired customer base.” This classification appears inconsistent with your previous explanation of the difference between customer relationships and customer base. In your May 19, 2009 response, you state that your acquired customer base intangible assets result from the allocation of the purchase price of groups of tower assets that did not constitute a business. In this regard, please clarify the nature of the customer-related intangible assets recorded in this acquisition and the methodology used to value them.

RESPONSE:

We have accounted for the acquisition of XCEL Telecom Private Limited (“XCEL”) as a business combination and have engaged an independent third party specialist to assist in allocating the purchase price to the acquired assets. The valuation methodology being used for the customer relationship intangible assets acquired in the XCEL transaction is consistent with the methodology discussed in our July Response with respect to the valuation of such assets in the SpectraSite transaction. In our Form 10-Q, we classified these intangibles as “acquired customer base” intangible assets because we historically reserved the “acquired customer relationship” intangible asset line item solely for the assets acquired in the SpectraSite transaction. However, the customer relationships associated with XCEL will be reflected in the “acquired customer relationship” intangible asset line item in future filings. This reclassification will have no impact on our consolidated results of operations or financial position.

* * * *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very truly yours,

/s/ Thomas A. Bartlett

Thomas A. Bartlett

Executive Vice President and Chief Financial Officer

cc:	Edmund DiSanto, Esq.

Michael John McCormack, Esq.

Mneesha O. Nahata, Esq.

American Tower Corporation

Thomas V. Milbury

Deloitte & Touche LLP

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP